UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                       Pioneer Natural Resources Company*
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    723787107
                                    ---------
                                 (Cusip Number)

                            Scott B. Bernstein, Esq.
                               Caxton Corporation
                              315 Enterprise Drive
                              Plainsboro, NJ 08536
                                 (609) 936-2580
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 1997
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


- --------
1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

* Pioneer Natural Resources Company is the successor in interest to MESA Inc. ("MESA"). The initial Schedule 13D was filed with respect to the Common Stock, $.01 par value, of MESA.

                                Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP No.  723787107                              Page    2    of   5   Pages
           ---------                                   -------    -----


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caxton International Limited
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
- --------------------------------------------------------------------------------

        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    0
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   667,401
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  0
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     667,401

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     667,401
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  723787107                              Page    3   of   5   Pages
           ---------                                   ------    -----


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce S. Kovner
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------

        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    0
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   667,401
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  0
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE

          WITH                     667,401

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     667,401
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on February 26, 1997 (the "Schedule 13D") by the Reporting Persons, which Schedule 13D related to the Common Stock, par value $.01 per share ("MESA Shares"), of MESA Inc., a Texas corporation ("MESA"). On August 7, 1997, MESA merged (the "Merger") with and into a subsidiary, Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"). Pursuant to the Merger, MESA Shares and shares of MESA's Series A 8% Cumulative Convertible Preferred Stock ("Preferred Shares") were converted into shares of Pioneer Common Stock, par value $.01 per share ("Pioneer Shares").

Item 5.  Interest in Securities of the Issuer.
- -------  -------------------------------------

     The  information  set  forth  in Item 5  ("Interest  in  Securities  of the
Issuer"),   subparagraph   (a)  of  the  Schedule  13D  is  hereby  amended  and
supplemented by adding the following information.

     Pursuant to the Merger, 2,137,448 Preferred Shares owned by Caxton International Limited were converted into 381,601 Pioneer Shares and 2,000,000 Mesa Shares were converted into 285,800 Pioneer Shares. Accordingly, as of the close of business on September 3, 1997, Caxton International Limited beneficially owned an aggregate of 667,401 Pioneer Shares representing approximately .9% of the total Pioneer Shares outstanding.

                                Page 4 of 5 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 4, 1997



                                             CAXTON INTERNATIONAL LIMITED


                                             By:            /s/
                                                -------------------------------
                                                Nitin Aggarwal
                                                President


                                             By:            /s/
                                                -------------------------------
                                                Maxwell Quin
                                                Secretary


                                                           /s/
                                             ----------------------------------
                                             Bruce S. Kovner, By Peter
                                             D'Angelo, Attorney-In-Fact


                                Page 5 of 5 Pages